August 30, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (520) 575-6659</u>

Ms. Edith Kam Ying Ho
Chief Financial Officer
Asia Payment Systems, Inc.
800 5<sup>th</sup> Avenue, Suite 4100
Seattle, WA  98104

Re:   **Asia Payment Systems, Inc.**
      **Form 10-KSB for the year ended December 31, 2005**
      **Filed March 31, 2006**
      **File No. 0-30013**

Dear Ms. Ho:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


                    Sincerely,


                    Daniel L. Gordon
                    Accounting Branch Chief